December 31, 2018

MDC Partners Inc.
33 Draper Street
Toronto, ON
Canada M5V 2M3

Attention: Scott L. Kauffman, Chairman and CEO

Dear Sirs/Mesdames,

FrontFour Capital Group LLC ("FrontFour" or "we") is a long-term and significant shareholder of MDC Partners Inc. ("MDC" or the "Company"). Currently, funds and accounts managed by FrontFour own over 5% of the voting securities of MDC, which based on public filings makes us one of the largest shareholders of MDC.

We initiated private conversations with MDC's Board of Directors (the "Board") in August 2018 in an attempt to constructively outline a strategy that would result in the replacement of Scott L. Kauffman as CEO with a candidate better suited to leverage the strength of MDC's agencies and grow the Company's market share in key industries, including healthcare and financial services. This strategy, when combined with the Company's announced cost-cutting plan, would drive a material improvement in MDC's margins and cash flow profile leading to deleveraging and significant equity value appreciation. Following our engagement, the Board hastily announced Mr. Kauffman's intention to resign as CEO by no later than December 31, 2018 without having commenced a search for his replacement, and then announced the launch of a strategic review process a week later.

We have stressed the importance of shareholder representation on the Board to better align the perspective of the Board with that of the Company's shareholders, particularly at this critical juncture for MDC. Despite our efforts to work with the current Board over the past several months, it is clear that we have reached an impasse. The Board has rejected our requests and does not appear to support shareholder representation on the Board.

Given the further uncertainty the current Board has created at the Company with the recently announced formation of an Executive Committee to take on the Chief Executive Officer responsibilities, it is ever more apparent that shareholder representation is necessary. Accordingly, we have been left with no choice but to requisition a special meeting of shareholders, to be held by no later than March 29, 2019, for the purpose of removing as directors Scott L. Kauffman, Clare R. Copeland and Irwin D. Simon, and replacing them with three highly qualified directors – Kristen M. O'Hara, David E. Moran and Stephen E. Loukas, whose collective backgrounds are well suited to help MDC tackle the challenges and secure the opportunities ahead. Please find the formal requisition attached, which has also been sent to each director of the Company.

We have been clear regarding our key concerns and will once again outline some of them:

- The performance of MDC's shares has significantly trailed both the broader market indices as well as publicly traded advertising holding company competitors on a 1, 3 and 5-year basis;
- MDC has been unable to leverage its agency portfolio, has delivered subpar revenue growth, and has failed to address a bloated holding company cost structure resulting in an inferior relative margin profile;

- The Company has repeatedly failed to appoint an effective CEO and the replacement of Mr. Kauffman as CEO was long overdue;
- The potential for material conflicts of interest given the role of a preferred shareholder on the Board; and
- The stock price has traded down over 40% since the announced strategic review process, which is concrete evidence that shareholders do not believe that the current Board can surface value.

We believe it is imperative that shareholders have representation in the boardroom as soon as possible to assist with the current critical strategic processes. Should the Board reconsider its position on our request for representation, we remain open to a constructive dialogue.

Regards,







Zachary R. George	David A. Lorber	Stephen E. Loukas
Portfolio Manager	Portfolio Manager	Portfolio Manager

cc: Clare R. Copeland
    Bradley J. Gross
    Anne Marie O'Donovan
    Desirée Rogers
    Irwin D. Simon
    Daniel S. Goldberg
    Lawrence S. Kramer